787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 23, 2009

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Post-Effective Amendment to the BlackRock Global Growth Fund, Inc.

Dear Mr. Ganley:

     On behalf of the BlackRock Global Growth Fund, Inc., we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 18 under the Securities Act and No. 19 under the 1940 Act (the “Amendment”), to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(a) under the Securities Act and it is proposed that it becomes effective on December 29, 2009.

     The Amendment is being filed for the purpose of updating the financial statements and other information and to make other non-material changes.

     The Amendment also contains the Fund’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 14, 2009 regarding the Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on October 29, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK       WASHINGTON, DC       PARIS       LONDON       MILAN       ROME       FRANKFURT       BRUSSELS

December 23, 2009

Comment 1:	Fee Table: Please delete footnote #1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:

The Fund respectfully declines to delete footnote #1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811- 07171, which outlines the Fund’s responses to the Staff’s prior comments and discusses the Fund’s rationale for not deleting footnote #1 to the Fee Table.

The Fund requests that the Staff inform the Fund, sufficiently in advance of the proposed December 29, 2009 effective date, that if the Fund does not delete footnote #1 to the Fee Table, the Staff will not grant acceleration for the Fund.

Comment 2:

Principal Investment Strategies: Consider deleting the last sentence of the second paragraph of the “Principal Investment Strategies of the Fund” in the “Fund Overview” section, which states: “For temporary defensive purposes the Fund may deviate very substantially from the allocation described above.”

Response:

The Fund respectfully declines to make the suggested change. Instruction 6 to Item 9(b)(1) of Form N-1A requires the Fund to disclose, if applicable, that the Fund may take temporary defensive positions. Item 4(a) of Form N-IA requires that, based on the information given in response to Item 9(b), the Fund summarize how it intends to achieve its investment objective by identifying the Fund’s principal investment strategies. As a result, the Fund believes that it is consistent with the requirements of Form N-1A to include disclosure regarding the Fund’s temporary defensive strategies.

Comment 3:	Principal Risks: Consider combining mid cap securities risk with small cap securities risk.

Response:

The Fund respectfully declines to make the suggested change. The Fund believes that the risks associated with investing in mid cap securities and small cap securities are sufficiently different and should be disclosed separately for the benefit of investors.

Comment 4:	Performance Information: In the narrative preceding the Bar Chart, please delete the disclosure stating the relevance of the Fund’s benchmark.

Response:	The requested change has been made.

Comment 5:

Performance Information: Please delete the footnote to the Performance Table describing the benchmark to which the Fund’s performance is compared. This disclosure can be moved elsewhere in the Fund’s prospectus.

December 23, 2009

Response:	The requested change has been made. The disclosure describing the Fund’s benchmark has been moved to the Glossary.

* * * * * * * * * *

     The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund's documents.

     Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Jack Cohen

Jack Cohen

cc:	Denis Molleur Doug McCormack Aaron Wasserman Maria Gattuso Edward Gizzi